82-3116

GREAT QUEST
METALS LTD.

September 18, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 18, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

September 18, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

Great Quest Announces $400,000 Financing

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is pleased to announce a private placement of $400,000 at @$0.50 per share for a total of 800,000 units. Each unit consists of one share and one half of a share purchase warrant. Each share purchase warrant allows the holder to purchase one share of the issuers stock at $0.55 for a period of one year.

The proceeds will be used for a 2000 metre drill program on the Bourdala Concessions, option payments on concessions, administration and investor relations. During the drill program the Company plans to drill the Bourdala Sud Ouest zone, the high grade Niaragui zone, the TD area and other potential areas.

In the Bourdala Sud Ouest zone the Company will be following up a 2002 drill hole which intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold and also confirming information from a summer program which indicates the zone extends 400 metres to the south-southwest. A program will start this week on the Niaragui zone where previous samples from three pits assayed 23, 57, 77 g/t gold. A successful program will provide guidance for locating drill holes in this area. In the TD area, Great Quest will be expanding on two 2002 drill holes which intersected two significant intersections of gold in each. DDH-2 intersected 5.5 m of 2.91 g/t gold and 7.0 m of 4.24 g/t gold.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E